Exhibit 23.4

CONSENT OF EXPERT

Reference is made to SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019 (the “Report”), and the information contained in the Report that I prepared, or reviewed and approved.

In connection with the Registration Statement on Form S-8 of SSR Mining Inc. (the “Form S-8”), I, Samuel Mah, consent to the use of my name and references (i) to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement, and (ii) the use of my name and to the inclusion or incorporation by reference of other information attributed to me in the Form S-8.

Dated this 15th day of September, 2020.

Yours truly,

/s/ Samuel Mah

Samuel Mah, P.Eng.